EXHIBIT 99.1

Alio Gold Files Technical Report for Florida Canyon Mine and Provides Company Update

VANCOUVER, British Columbia, Nov. 30, 2018 (GLOBE NEWSWIRE) -- Alio Gold Inc. (TSX, NYSE AMERICAN: ALO) (“Alio Gold” or the “Company”), has today filed on SEDAR a National Instrument 43-101 (“NI 43-101”) compliant technical report titled “Independent Technical Report Mineral Resource Update for the Florida Canyon Gold Mine, Pershing County Nevada, USA” for the updated Florida Canyon Mineral Resource Estimate announced on October 18, 2018 (the “Technical Report”). The Mineral Reserve Estimate and Life of Mine Plan are nearing completion and are on track to be finalized by the end of the year.

With the Technical Report completed and the Florida Canyon Mine fully integrated into the Company, Doug Jones, Chief Operating Officer has left the Company. Mr. Jones joined the Company from Rye Patch Gold Corp. following its acquisition by the Company in May 2018.  Going forward, the General Managers at the Florida Canyon and San Francisco Mines will report directly to Greg McCunn, Chief Executive Officer.  “We would like to thank Doug for overseeing the successful integration of Florida Canyon and completing the Technical Report and we wish him well in his future endeavours,” said Greg McCunn, Chief Executive Officer.

The Company also announces that it has completed the previously announced sale of its non-core assets to Coeur Rochester, Inc., a wholly-owned subsidiary of Coeur Mining, Inc. (“Coeur”) (NYSE: CDE).  Pursuant to the terms of the transaction, Alio Gold received an aggregate of 4,268,703 common shares of Coeur and is in the process of transferring all data and materials related to the assets to Coeur.

About Alio Gold

Alio Gold is a growth-oriented gold mining company, focused on exploration, development and production in Mexico and the USA. Its principal assets include its 100%-owned and operating San Francisco Mine in Sonora, Mexico, its 100%-owned and operating Florida Canyon Mine in Nevada, USA and its 100%-owned development stage Ana Paula Project in Guerrero, Mexico. The Company also has a portfolio of other exploration properties located in Mexico and the USA.

For further information, please contact:
Lynette Gould
Vice President, Investor Relations
604-638-8976
lynette.gould@aliogold.com

Source: ALO

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